Exhibit 99.1

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JULY 31, 2026

(In U.S. dollars)

	CL Workshop Group Limited and Subsidiaries	Swift Top Capital Resources Limited and Subsidiaries Disposal	Pro Forma Consolidated

ASSETS

Non-current assets
Other Investment	-	1,163	-
Property, plant and equipment, net	287,388	2,403	284,973
Right-of-use assets, net	101,467	61,752	39,715
Total non-current assets	388,855	65,318	324,688

Current assets
Inventories	457,542	115,110	342,432
Prepayments	1,101,632	697,849	403,783
Trade and other receivables, net	4,138,924	1,704,678	2,360,960
Amounts due from the Group	-	49,096	-
Prepaid income tax	73,404	-	73,404
Restricted bank deposits	18,458	-	18,458
Cash and bank balances	2,238,204	55,642	2,182,562
Total current assets	8,028,164	2,622,375	5,381,599

Total assets	8,417,019	2,687,693	5,706,287

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	3,521,857	169,294	3,352,563
Contract liabilities	56,514	14,729	41,785
Bank borrowings	3,311,434	2,538,972	772,462
Other borrowings	474,077	474,077	-
Amounts due to an ultimate beneficial shareholder	484,261	-	484,261
Lease liabilities	51,430	30,197	21,233
Income Tax Payable	8,426	-	8,426
Amount due to the other group	-	-	49,096
Total current liabilities	7,907,999	3,227,269	4,729,826

Net current assets	120,165	(604,894)	651,773

Non-current liabilities
Other borrowings	77,132	-	77,132
Lease liabilities	56,745	37,889	18,856
Total non-current liabilities	133,877	37,889	95,988

Total liabilities	8,041,876	3,265,158	4,825,814

Capital and reserves
Share capital	132,425	-	132,425
Capital reserves	30,053,810	-	30,053,810
Accumulated comprehensive losses	(29,810,078)	(577,465)	(29,304,748)
Equity attributable to owners of the Company	376,157	(577,465)	881,487
Non-controlling interest	(1,014)	-	(1,014)
Total equity	375,143	(577,465)	880,473

Total liabilities and equity	375,143	(577,465)	880,473

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

(In U.S. dollars)

	CL Workshop Group Limited and Subsidiaries	Removal of Swift Top Capital Resources Limited Disposal Group(a)	Note	Pro Forma Adjustments	Pro Forma Consolidated

Revenue	14,584,171	(7,444,804)	(b)	567,709	7,707,076
Cost of revenue	(13,183,875)	6,467,610		-	(6,716,265)
Gross profit	1,400,296	(977,194)		567,709	990,811
Net foreign exchange losses	(28,858)	175,158		-	146,300
Other income, net	67,792	(962,849)	(b)	962,418	67,361
Impairment loss (recognized on) reversal of financial asset and prepayment	(3,003,244)	-		-	(3,003,244)
Selling and distribution expenses	(884,579)	492,305		-	(392,274)
Administrative expenses	(3,416,160)	1,163,579		-	(2,252,581)
Finance income	3,254	(3,216)		-	38
Finance costs	(503,286)	278,911		-	(224,375)
Loss before income tax	(6,364,785)	166,694		1,530,127	(4,667,964)
Income tax (expenses) credits	(51,950)	7,334		-	(44,616)
Loss for the year from continuing operations	(6,416,735)	174,028		1,530,127	(4,712,580)
Other comprehensive loss from continuing operations:
Exchange difference arising from translation of foreign operations	569,489	(702,574)		-	(133,085)
Other comprehensive loss from continuing operations	569,489	(702,574)		-	(133,085)
Total comprehensive loss for the year from continuing operations	(5,847,246)	(528,546)		1,530,127	(4,845,665)

NOTE 1 –INTRODUCTION

On August 28, 2026, Nature Flooring (Europe) Company Limited (the “Vendor”) entered into a sale and purchase agreement (the “Disposal”) with Mrs. Un Son I (the “Purchaser”). Pursuant to the Disposal, the Purchaser agreed to purchase the entire issued share capital of Swift Top Capital Resources Limited (“ST”), a wholly owned subsidiary of the Company, for cash consideration of US$1.00 (the “Purchase Price”). Upon closing of the transaction contemplated by the Disposal, the Company and the Vendor will no longer have control over ST. We refer to the foregoing transactions contemplated by the sale and purchase agreement collectively as the “Transaction”.

Basis of Presentation

The unaudited pro forma consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth to in the notes to the unaudited pro forma financial statements. The unaudited pro forma profit & loss statement and other comprehensive income for the year ended December 31, 2025 presented below are derived from the historical financial statements of the Company, adjusted to give effect to the Transaction. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and the respective history financial information from which it was derived, including:

(1)	The historical financial statements and the accompanying notes of the Company as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 27, 2026.

The unaudited pro forma consolidated statement of financial position as of July 31, 2026 gives effect to the Transaction as if it had occurred on July 31, 2026. The unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2025 gives effect to the Transaction as if occurred on January 1, 2025 and carried forward through the twelve months ended December 31, 2025.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The unaudited pro forma consolidated financial statements are not intended to represent and does not purport to be indicative of what the combined financial condition or results of operations of the Company would have been had the Transaction been completed on the applicable dates. In addition, the pro forma financial statements do not purport to project the future financial condition and results of operations of the Company. In the opinion of management, all necessary adjustments to the unaudited pro forma consolidated financial statements have been made.

NOTE 2 – PRO FORMA RECLASSIFICATION AND ADJUSTMENTS

The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated financial statements, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposal, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposal. The unaudited pro forma consolidated financial statements do not reflect the non-recurring cost of any integration activities or benefits from the Disposal including potential synergies that may be generated in future periods.

The unaudited pro forma consolidated statement of profit and loss and other comprehensive income for the year ended December 31, 2025 reflects the following transaction accounting adjustments related to the Disposal:

(a)	The removal of the Swift Top Capital Resources Limited disposal group. The Company determined that the Disposal of the Swift Top Capital Resources Limited did not meet the criteria to be reported as discontinued operations.
(b)	The removal of intergroup transactions between the disposal group and remaining group.

NOTE 3 – SUBSEQUENT EVENT – PRIVATE PLACEMENT

On August 7, 2026, subsequent to the period covered by this report, the Company consummated the private placement (the “Private Placement”), pursuant to which the Company sold, and the investors purchased, 12,300,000 units (the “Units”) at a purchase price of US$0.20 per Unit.

Each Unit consists of (i) one American Depositary Share (the “ADS”), representing eight Class A ordinary shares of the Company, par value US$0.001 per share (the “Class A Ordinary Shares”), and (ii) one warrant (the “Warrant”) to purchase three ADSs. The Warrants have an exercise price of US$0.25 per ADS, will become exercisable on the date that the resale registration statement is declared effective by the U.S. Securities and Exchange Commission and will expire one year thereafter.

The aggregate gross proceeds to the Company from the Private Placement were approximately US$2.46 million, before deducting any offering expenses payable by the Company and excluding any proceeds that may be received by the Company upon exercise of the Warrants. After deducting such offering expenses, the net proceeds to the Company from the Private Placement were approximately US$1.84 million, excluding any proceeds from the exercise of the Warrants. Assuming all Warrants are exercised for cash, the Company would receive additional gross proceeds of approximately US$9.23 million.